BC FORM 51 – 901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:            Schedule A

                                      _X_       Schedules B & C

ISSUER DETAILS NAME OF ISSUER Forum Energy Corporation	FOR QUARTER ENDED September 30, 2003	DATE OF REPORT YY/MM/DD 2003/11/28
ISSUER ADDRESS 700-2nd St. S. W. Suite 1400
CITY PROVINCE POSTAL CODE Calgary Alberta T2P 4V5	ISSUERS FAX NO. 403-398-1382	ISSUER TELEPHONE NO. 403-290-1676
CONTACT NAME David Thompson	CONTACT POSITION Chief Financial Officer	CONTACT TELEPHONE NO. 403-290-1676
CONTACT EMAIL ADDRESS dmt@ibl.bm	WEB SITE ADDRESS www.forumenergy.com

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR’S SIGNATURE “Larry Youell”	PRINT FULL NAME Larry Youell	DATE SIGNED 2003/11/28
DIRECTOR’S SIGNATURE “David Thompson”	PRINT FULL NAME David Thompson	DATE SIGNED 2003/11/28

SCHEDULE B

1.

a)

General and administrative:

See interim consolidated financial statements for details.

a)

Expenditures to non-arms length parties:

Management and consulting fees

See interim consolidated financial statements for details.

2.

FOR THE QUARTER ENDED SEPTEMBER 30, 2003

a)

Securities issued:

Total

Type of

Date	Security	Type of Issue	Number	Price	Proceeds US$	Consideration	Commission
7/14/03	Common Shares	Exercise of Options	100,000	US$0.14	14,000.00	Cash	None
7/30/03	Common Shares	Acquisition of interest in Forum Exploration, Inc.	100,000,000	US$0.10	10,000,000	125,000,000 shares of Forum Exploration, Inc	None
8/25/03	Common Shares	Private Offering	19,438,295	US$0.10	1,943,829.50	Cash	US$4,656.00
9/24/03	Common Shares	Private Offering	2,100,000	US$0.10	210,000.00	Cash	None

3.

AS AT SEPTEMBER 30, 2003

a)

Authorized and issued share capital:

		Authorized	Issued
Class	Par Value	Number	Number	Amount
Common	N.P.V.	Unlimited	132,447,465	4,443,747
Preferred convertible redeemable voting	N.P.V.	Unlimited	None

b)

Summary of options, warrants, and convertible securities outstanding:

Security	Number	Exercise Price	Expiry Date
Incentive Stock Options
	142,659	$ 0.10	16-Nov-03
	34,060	$ 0.14	18-Jan-04
	67,560	$ 0.14	17-Jan-04
	34,970	$ 0.16	18-Jan-04
	7,341	$ 0.10	25-Oct-03
	150,000	$ 0.11	16-Nov-03
	200,000	$ 0.14	17-Jan-04
	200,000	$ 0.32	4-Feb-04
	50,000	$ 0.15	15-Mar-05
	48,200	$ 0.11	22-Apr-04
	5,000	$ 0.11.	19-Nov-04
	11,600,000	$ 0.08	26-Apr-08
12,539,790

Security	Number	Exercise Price	Expiry Date
Warrants	150,000	$0.90US per warrant if exercised by Sept 3, 2003	3 Sept 2003
Warrants	849,000	$0.25 US per warrant if exercised by Sept 3, 2003	3 Sept 2003
Warrant	1,540,000	$0.25 US per warrant if exercised by Sept 3, 2003	3 Sept 2003
TOTAL	2,539,000

c)

Shares in escrow or subject to pooling:

NIL

d)

List of Directors:

Larry Youell

David Thompson

David Wilson

Barry Stansfield

e)

List of Officers

Larry Youell

President and CEO

David Thompson

Chief Financial Officer and Corporate Secretary

Management Discussion and Analysis of Financial Condition and Results of Operations

(all funds in Cdn. $ unless otherwise stated)

During the quarter ended September 30, 2003, Forum Energy Corporation (“Forum”) continued to focus its efforts on creating shareholder value through the acquisition of, or participation in the development of proven petroleum reserves internationally.  Our primary focus at this time is on opportunities in the Philippines.

On July 31, 2003 he Company finalized its acquisition of 125,000,000 shares being two-thirds interest in Forum Exploration, Inc.  In consideration the Company issued 100,000,000 shares of its’ stock.  The result of this transaction has been determined as a ’reverse takeover’ in such that the subsidiary, Forum Exploration, Inc.,’ shareholders would now be deemed to control the Combined enterprise.  The Financial statements presented herein are deemed to be a continuation of Forum Exploration, Inc. (Consolidated activities reported as ‘Group’)

Results of Operations

For the consolidated results the loss for the quarter ended September 30, 2003 is $(207,100) or $0.001 per share. To September 30, 2003 Forum invested US$1,384,646 in Forum Exploration, Inc., which is the legal and beneficial holder of 100% interests in two upstream oil and gas contract areas in the Philippines. These funds have been primarily directed toward the drilling operations.

Liquidity and Capital Resources

The Group had working capital at September 30, 2003 of $37,813 and Shareholders’ surplus of $5,593,738.  During the quarter, Forum sold shares under a Private Offering and received proceeds of US$2,313,787 (gross).

Looking Forward

Of the two upstream interests of Forum Exploration, Inc, the first contract is a Geophysical Survey and Exploration Service Contract covering the Manila Bay and Luzon area, and the second contract is a Service Contract covering the northern half of Cebu Island in the Philippines.  A drilling programme is underway in Northern Cebu Island in the Philippines.  Forum Exploration, Inc is actively working with the Philippine government to finalize the exploration and development program for Manila Bay.

This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Signed “Larry Youell”

Larry W. Youell

President and Chief Executive Officer